



15049578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 **SEC**

Mail Processing
Section

**ANNUAL AUDITED REPORT
FORM X-17A-5**
PART III

MAR 0 3 2015

Washington DC
404

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SEC FILE NUMBER
8- 68158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING _____12/31/14_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
            Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 640 Fifth Avenue, 16th Floor
                              (No. and Street)

New York   New York   10019
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Andrew Fascia, Financial Controller   212-946-3947
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

                (Name – if individual, state last, first, middle name)

345 Park Avenue (4th Floor)   New York   New York   10154
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Andrew Fascia_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Greentech Capital Advisors Securities, LLC_____ , as of __December 31_____ , 20 __14___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Financial Controller__
Title

_____
Notary Public

CHRISTINA M BAGNALL
Notary Public - State of New York
NO. 01BA6300676
Qualified in Queens County
My Commission Expires Apr 7, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2014

Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Greentech Capital Advisors Securities, LLC:

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greentech Capital Advisors Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 26, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Greentech Capital Advisors Securities, LLC
Statement of Financial Condition

December 31, 2014

Assets

Cash	$ 3,713,302
Certificate of deposit	263,128
Advisory fees receivable	3,431,266
Investment in warrants at fair value	1,212,330
Security deposit	61,350
Prepaid expenses	39,580
Total assets	$ 8,720,956

Liabilities and member's equity

Due to parent	$ 2,967,117
Deferred revenue	360,531
Regulatory fee payable	50,259
Accounts payable	47,156
Total liabilities	3,425,063
Member's equity	5,295,893
Total liabilities and member's equity	$ 8,720,956

See accompanying notes to Statement of Financial Condition.

Greentech Capital Advisors Securities, LLC

Notes to Statement of Financial Condition

December 31, 2014

1. Organization

Greentech Capital Advisors Securities, LLC (the Company) is a broker–dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the Parent Company), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions (M&A), exclusive sale transactions, restructurings, private placements and project finance advisory. As of May 17, 2013, FINRA granted the continuance of the Company's membership to include best efforts or firm commitment underwriting, as lead manager, co-manager, syndicate member or selling group member.

The Company is based in New York and has a branch office in San Francisco, California.

2. Significant Accounting Policies

Use of Estimates

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Preparation of the financials requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash

The Company considers all short-term money market investments with original maturities of three months or less to be cash equivalents.

Fair Value Measurements and Disclosures

The Company carries its investment in warrants at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The Company has a

2. Significant Accounting Policies (continued)

Valuation Committee which is responsible for measuring the fair value of any investments held by the Company.

Financial Accounting Standards Board Accounting Standards Codification topic 820 (ASC 820) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three-tier hierarchy of inputs is summarized in the three broad levels as follows:

Level 1 – inputs are unadjusted quoted market prices in active independent markets for identical assets and liabilities;

Level 2 – inputs are directly or indirectly observable estimates from quotes for similar but not identical assets and liabilities, market trades for identical assets not actively traded or other external independent means;

Level 3 – inputs are unobservable and reflect assumptions on the part of the reporting entity.

The hierarchy requires the use of market observable information when available for assessing fair value.

Foreign Currency Transactions

The Company's financial statements are maintained in U.S. Dollars and revaluation gains and losses on transactions in currencies other than U.S. Dollars are included in the Statement of Operations. During 2013, the Company earned two Euro based success fees related to a transaction which had its initial closing in 2011 and subsequent closings in 2012 and 2013. The Euro fees were recorded on the books as receivables during 2013 and were collected on May 8, 2013 and February 6, 2014, respectively.

Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for US income tax purposes. As such, the Company is not subject to any US federal and relevant state and local income taxes. The Company also does not have presence or operations outside the US and therefore, should not be subject to any non-US taxes.

4

3. Contingencies

ASC 450 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss. The uncertainty will ultimately be resolved when one or more future events occur or fail to occur. A contingency is deemed to exist when the amount is unknown and uncertainty lies in whether or not the triggering event has occurred or will occur and what the effect, if any, on the Company would be when it occurs. Loss provisions are established when it becomes probable that the Company will incur an expense related to the contingency and the amount can be reliably estimated. The Company considers losses to be reasonably possible when they are neither probable nor remote. As of December 31, 2014, there are no material loss contingencies.

4. Accounts Receivable

The accounts receivable balance as of December 31, 2014 includes amounts due from external clients of the Company of $3,431,266.

5. Related Party Transactions

At December 31, 2014, the Company has a net payable of $2,967,117 to the Parent Company. This amount is comprised of a $10,350 receivable from the Parent Company for miscellaneous cash received by the Parent Company which is due to the Company and a payable to the Parent Company of $2,977,467. The Parent Company and the Company have a Service Agreement in place which is reviewed and assessed for reasonableness on a quarterly basis. This monthly allocation is booked as a payable to the Parent Company on the Company's books and settled with the Parent Company in the subsequent month.

6. Financial Instruments

On January 1, 2014, the Company held warrants, issued by a third party, which were earned and received as a success fee in 2012. In 2013 and 2014, the Company was issued additional warrants by the third party, which were valued at $456,664 and $6,174, respectively, upon receipt. The total warrants, measured at fair value, were revalued as of December 31, 2014 resulting in an unrealized loss of $53,161. As of December 31, 2014, the total investment in warrants is valued at $1,212,330 on the Statement of Financial Condition and is considered a Level 3 investment. The Company's Valuation Committee determined the fair value of the warrants using a Black-Scholes option pricing model. The model reflects contractual terms of the warrants such as the market price of the underlying unit, number of periods to exercise, and warrant strike price. Additionally, the model uses inputs obtained from third parties or derived based on information provided by third parties such as the risk-free rate assigned to the exercise period and volatility. The unobservable input used to calculate the fair value of the warrants was volatility of 35%.

7. Net Capital Requirements and Other Regulatory Matters

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements. The Company computes its net capital requirements under the aggregate indebtedness standard of Rule 15c3-1 which requires the Company to maintain a net capital equal to or greater than an amount established by the SEC. Under this rule, the Company is required to maintain net capital equal to the greater of 1/15 of its aggregate indebtedness, or $100,000. At December 31, 2014, the Company's net capital was $551,367 which was $323,029 in excess of its minimum net capital requirement.

The Company does not carry customer accounts and is exempt from the SEC Customer Protection Rule 15c3-3 under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfill their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

The Company maintains its cash in bank accounts at a single bank which exceeds the federally insured limit. The Company has not experienced any losses in their cash accounts and does not consider itself to be at risk with respect to its cash balances.

At December 31, 2014, 80% of the advisory fee receivable was from one individual counterparty.

9. Subsequent Events

The Company evaluated events and transactions that may have occurred since December 31, 2014 through February 26, 2015, which represents the date the financial statements were available for issuance, and has determined that there were no subsequent events during this period which materially impacted the financial statements.